ASHMORE INVESTMENT MANAGEMENT
(US) CORPORATION

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2021

Filed as a Public Document Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of
1934

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Fifth Avenue, 15th Floor
(No. and Street)

New York	NY	10026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kim 212-377-5603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

SIX, Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jonathan Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management (US) Corporation, as of September 3, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

HOSSAIN MOHAMMED N
NOTARY PUBLIC, STATE OF NEW YORK
01HO6356839
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES APRIL 10, 2025

date. 09-03-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors

Ashmore Investment Management (US) Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the "Company") as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Report of Independent Registered Public Accounting Firm (continued)

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and *17 C.F.R. § 1.10*. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG

We have served as the Company's auditor since 2021.

George Town, Cayman Islands

September 3, 2021

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Assets		
Cash	$	12,209,758
Receivable from affiliates		3,809
Prepaid expenses		44,996
Trade and other receivables		479
Total current assets		12,259,042
Property and equipment, net		790,576
Goodwill		4,500,000
Net deferred tax asset		3,051,021
Total non-current assets		8,341,597
Total assets	$	20,600,639

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued compensation	$	3,493,510
Payable to affiliates		2,766,514
Payable to affiliates - share-based payments		363,343
Payable to affiliates - income taxes payable		3,022,792
Operating lease liability		330,116
Accrued expenses		437,740
Total current liabilities		10,414,015
Operating lease liability		499,005
Total non-current liabilities		499,005
Total liabilities	$	10,913,020
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding		60
Additional paid-in capital		7,145,916
Retained earnings		2,541,643
Total stockholder's equity	$	9,687,619
Total liabilities and stockholder's equity	$	20,600,639

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2021

Revenue		
Distribution fees	$	27,600,877
40 Act fees		266,118
Total Revenue		27,866,995
Operating expenses		
Employee and related expenses		5,780,964
Share-based payments expense		4,256,993
Broker fees		2,170,163
General and administrative		507,664
Depreciation and amortization		369,062
Professional and consulting		302,827
Travel and entertainment		78,677
Occupancy		14,469
Dues and subscriptions		4,187
Total operating expenses		13,485,006
Profit from Operations		14,381,989
Other income (expense)		
Interest income (expense)		(31,236)
Profit before income taxes		14,350,753
Income tax expense		
Current		2,860,085
Deferred		(87,880)
Total income tax expense		2,772,205
Net profit	$	11,578,548

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock		Additional Paid - In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Par Value			
Balance - July 1, 2020	6,022	$ 60	$ 20,297,676	$ (2,036,905)	$ 18,260,831
Share awards	-	-	3,166,965	-	3,166,965
Distribution for share awards	-	-	(2,700,306)	-	(2,700,306)
Effect of change in share-based payment recharge policy (Note 7)	-	-	(13,618,419)	-	(13,618,419)
Payment of dividend	-	-	-	(7,000,000)	(7,000,000)
Net profit	-	-	-	11,578,548	11,578,548
Balance - June 30, 2021	6,022	$ 60	$ 7,145,916	$ 2,541,643	$ 9,687,619

The dividend declared and paid in the year ended June 30, 2021 equates to $1,162.40 per share.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Cash flows from operating activities:		
Net profit	$	11,578,548
Adjustments to reconcile net profit to net cash		
provided by operating activities:		
Depreciation and amortization		369,062
Share awards		3,166,965
Distribution of share awards		(2,700,306)
Lease liability allocation adjustment		(193,545)
(Increase) Decrease in assets:		
Receivable from affiliates		10,580,128
Deferred tax assets		(87,880)
Prepaid expenses		22,968
Trade and other receivables		32,663
Increase (Decrease) in liabilities:		
Accrued compensation		(458,402)
Payable to affiliates		1,791,652
Payable to affiliates - share-based payments		363,343
Payable to affiliates - income taxes payable		641,390
Accrued expenses		37,608
Operating lease liability		(118,407)
Cash flows provided by operating activities		25,025,787
Cash flows from financing activities:		
Dividend paid to Parent		(7,000,000)
Payment to AGL for change in share-based payment recharge policy		(13,618,419)
Cash flows used in financing activities		(20,618,419)
Net (decrease)/increase in cash		4,407,368
Cash - beginning of year		7,802,390
Cash - end of year	$	12,209,758
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	57,171
Cash received during the year for:		
Interest	$	2,479

The accompanying notes are an integral part of these financial statements

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company engages in the following types of business:
- Mutual fund underwriter or sponsor (this activity does not involve firm commitments);
- Mutual fund retailer;
- Private placement of securities; and
- Provide advisory services related to emerging markets.

As of December 1, 2017, the Company became a wholly owned subsidiary of Ashmore Investment Advisors (US) Corp (the "Parent"), which is a private company incorporated under the laws of the US. The Company's ultimate parent and controlling entity is Ashmore Group plc ("AGL"), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company's revenues are generated from activities with the Ashmore funds. Previously, the Company was a wholly owned subsidiary of Ashmore Investments (UK) Limited, which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the Securities Investor Protection Corporation ("SIPC") and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company is filing an exemption report, relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not maintain customers' accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual (accrued compensation), share-based payments and deferred tax assets. Actual results could differ materially from those estimates.

Note 2:   Summary of Significant Accounting Policies (continued)

Cash

The Company considers cash to include deposits in checking accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2021, the Company had an uninsured cash balance of $12,209,758 with two financial institutions. The Company has not experienced any losses in such accounts.

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other"*. Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The two affiliated entities were subsequently dissolved. The carrying value of goodwill at June 30, 2021 is $4,500,000, which includes an impairment of $1,300,000 undertaken in 2015.

The Company evaluates goodwill for impairment on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting unit using a combination of the income and the market approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss.

Note 2:   Summary of Significant Accounting Policies (continued)

The Company performed a qualitative analysis and determined that no indicators of impairment existed for the year ended June 30, 2021.

Revenue Recognition
        The Company adopted Topic 606 *Revenue from Contracts with Customers* with a date of the initial application of January 1, 2018. The Company applied Topic 606 retrospectively using the practical expedient in paragraph 606-10-65-1(f)(3), under which the Company does not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when the Company expects to recognize that amount as revenue for all reporting periods presented before the date of the initial application – i.e. January 1, 2018. There were no significant changes or quantitative impacts from the application.

        The Company recognizes revenue in accordance with Topic 606, namely when all of the following criteria have been met:
  • The parties to the contract have approved the contract and are committed to perform their respective obligations;
  • The Company can identify each party's rights regarding the goods or services to be transferred;
  • The Company can identify the payment terms for the goods or services to be transferred;
  • The contract has commercial substance; and
  • It is probable the Company will collect substantially all the consideration to which it will be entitled in exchange for the goods or services transferred.

        The Company's primary source of revenue is from engaging in the types of business activities described in Note 1. The Company also earned commissions and fees on the sale of mutual funds (40 Act fees) of approximately $266,118.

        The Company does not carry accounts for customers or perform custodial functions related to securities.

Share-Based Payments
        Employee share awards under the Ashmore Group plc Executive Omnibus Incentive Plan are accounted for in accordance with the FASB ASC 718 *Compensation – Stock Compensation.* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the AGL shares based on the value of the award and is recognized over the service period, which is the vesting period (See Note 7).

Income Taxes
        The Company follows the provisions of FASB ASC 740 *Accounting for Income Taxes.* The provisions of FASB ASC 740 *Accounting for Income Taxes* require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement

Note 2:   Summary of Significant Accounting Policies (continued)

and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As of the year-ended June 30, 2021, no such valuation allowance was recorded.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the taxing authority. Management has analyzed the Company's tax position taken on its federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions.

The Company is part of a tax grouping for both Federal and State Income Tax purposes, managed by the Parent. The Company will not be required to file tax returns in its own right, but rather its profits will be consolidated with those of the other entities in the grouping and taxes paid on its behalf by the Parent. For the purposes of these financial statements, per ASC 740, taxes have been calculated on a standalone basis, adopting the separate company approach and assuming no relief for tax assets in the wider group. Hence, the current and deferred income tax provisions have been calculated on a standalone basis and all relevant balance sheet tax-related assets and liabilities are presented as intercompany balances between the Company and the Parent, which will physically settle taxes on its behalf.

Fair Value of Financial Assets
The Company's financial instruments are cash, receivable from affiliates, trade and other receivables, accrued compensation, payables to affiliates and accrued expenses. The recorded values of cash, receivable from affiliates, accrued compensation, payables to affiliates and accrued expenses approximate fair value because of the short maturity of these instruments.

Lease
The Company determines if an arrangement is a lease at inception of the arrangement. The Company primarily enters into operating leases, as the lessee, for office space. Operating leases are included as ROU assets within Property and equipment and Operating lease liability and Lease liability on the Statement of Financial Condition. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The Lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2021

Note 2:   Summary of Significant Accounting Policies (continued)

For Right-of-Use ("ROU") assets, the Company recognizes lease expense for the lease payments on a straight-line basis over the lease term.

Additional disclosures relating to leases are discussed in Note 9.

Note 3:   Property and Equipment

Property and equipment at June 30, 2021, consists of the following:

Computer equipment	$	87,789
Furniture and fixtures		218,990
Leasehold improvements		5,000
ROU asset		1,335,580
		1,647,359
Less accumulated depreciation and amortization		(856,783)
Property and equipment, net	$	790,576

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2021 was $369,062.

Note 4:   Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. Each shareholder shall have the right to one vote for every share outstanding in their name. As of June 30, 2021 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5:   Related Party Transactions

Effective March 1, 2015, the Company entered into a marketing agreement with AGL to which the Company agreed to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") and Ashmore Investment Advisors Limited ("AIAL") in respect of the various funds and accounts for whom AIML, AIAL or their affiliates act as the investment manager or the investment advisor. The marketing agreement was amended on July 13, 2017, effective July 1, 2016. Under this agreement, the Company will invoice AGL for marketing services provided in an amount as agreed between the Company and AGL. For the year ended June 30, 2021, the Company has earned $27,600,877 under this agreement, which is included in revenue in the statement of operations. This one agreement accounted for 99% of the total revenue for the year ended June 30, 2021.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2021

Note 5:   Related Party Transactions (continued)

Effective October 7, 2016 the Company entered into a lease agreement for premises. The office space is shared with the Parent and the rent is paid by the Parent on behalf of the Company. The lease is on a month-to-month basis and the expense is split based on the agreed transfer pricing policy. For the year ended June 30, 2021, the Company recognized $345,667 of cash rent payments, the lease was accounted for in accordance with ASC 842.

Effective July 1, 2013, the Company entered into a service agreement with AGL, the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2021, AGL provided services to the Company totaling $177,640 which is included in General and administrative expenses and the Company had a payable balance to AGL of $504,606 included in the Payable to affiliates balance.

As a result of the tax grouping effective from December 1, 2017, the Parent will physically settle taxes on behalf of the Company. The Company is included in the consolidated tax return of the Parent. The provision for income taxes is calculated by using a "separate return" method. Under this method, it is assumed that the Company files separate tax returns with the relevant authorities, thereby reporting its own taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The current tax provision is the amount of tax payable or refundable on the basis of this hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carryforwards that can be claimed in the Company's hypothetical separate return and the need for a valuation allowance is assessed on the basis of the projected separate return results. At the year ended June 30, 2021 the Company had a remaining payable balance to the Parent of $2,169,163 in relation to taxation due for the June 30, 2020 financial year, which is included in payable to affiliates in the statement of financial condition. At the year end June 30, 2021 the Company had a payable balance to the Parent of $ 3,022,792 in relation to taxation payable for the June 30, 2021 financial year which is included in payable to affiliates – income taxes payable in the statement of financial condition.

As a result of services provided to the Company by employees of the Parent, the Company recognized $133,758 which is included in General and administrative expenses and the Company had a payable balance to the Parent of $14,567 included in the Payable to affiliates balance related to this expense.

As a result of an intercompany employee transfer from Ashmore Avenida, a company in AGL, to the Company, a related party payable of $42,435 was incurred due to salary of the underlying employee being paid by Ashmore Avenida in the overlapped period.

Effective July 1 2020, AGL revised its recharge policy to require all share based payment reserve balances related to group share awards to be regularly settled during the vesting period. Previously, these balances were recognized and settled as at the vest date.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2021

Note 5: Related Party Transactions (continued)

Under the revised policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. For the year ended June 30, 2021 the Company had $363,343 in Payable to affiliates - share based payments.

Note 6: Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees of the Company who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2021, the Company's profit sharing contributions were $273,590.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2021, the Company accrued $72,423 in compensated absences, which are included in accrued compensation on the statement of financial condition.

Note 7: Share-Based Payments

The 2006 Executive Omnibus Incentive Plan provides for the grant of AGL share awards (restricted shares), market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. There were no options issued to employees of the Company as of June 30, 2021. The plan also allows bonuses to be deferred in the form of share awards (bonus shares), with or without matching shares. These elements can be used singly or in combination.

The fair value of each award is calculated based on the average closing price of AGL's stock for the five business days immediately prior to grant. Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The employee must be an employee in good standing at time of vest. The fair value of the bonus awards is recognized in the relevant year of service.

Note 7:   Share-Based Payments (continued)

The following table summarizes the activity of the Company's share awards as of June 30, 2021:

	Number of Shares Subject to Awards	Weighted Average Grant Date Share Price
Outstanding – as of July 1, 2020	4,134,821	$4.51
Granted	1,011,046	$4.66
Vested	(693,053)	$3.90
Forfeited	-	$-
Outstanding – as of June 30, 2021	4,452,814	$4.64

The Company has elected to recognize forfeitures as they occur.

Compensation cost for share awards charged to operations was $4,256,993 and is included in Share-based payments expense in the accompanying statement of income.

As of June 30, 2021, there was $9,240,520 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted or accrued under the plan. The cost is expected to be recognized over the five years as follows:

Year Ending June 30,	Amount
2022	$3,000,508
2023	2,529,803
2024	1,869,207
2025	1,227,335
2026	613,667
Total	$9,240,520

AGL revised its group recharge policy with effect from July 1, 2020 to require all share based payment reserve balances related to group share awards to be regularly settled during the vesting period. Previously, these balances were recognized and settled as at the vest date.

Under the revised group policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. Therefore, as the intercompany balances will be settled regularly, they are classed within current assets/liabilities.

The overall effect of the recharge mechanism is to reflect the expense and any lapses by the Company against an intercompany payable with AGL over the vesting term.

As a result, $13,618,419 was transferred from the share-based payment reserve balance in stockholder's equity to payable to affiliates – share based payments.

Note 8: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The federal and state income tax provision expense is summarized as follows:

Current:		
	Federal	$2,666,628
	State	193,457
		2,860,085
Deferred:	Federal	(122,694)
	State	34,814
		(87,880)
	Total income tax provision expense	$2,772,205

Tax Rate Reconciliation

Profit before tax	$14,350,753
Federal tax at statutory rate	3,013,658
State tax at statutory rate	196,368
Permanent differences	1,732
Prior period adjustment	(126,358)
Vesting of share based payments	(335,621)
Other	22,426
Total Tax	$2,772,205

The components of the Company's deferred tax assets (liabilities) as of June 30, 2021 are as follows:

Deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$ 755,410	$ (-)	$ 755,410
Vacation accrual	15,992	(-)	15,992
Deferred compensation on stock grants	3,247,776	(-)	3,247,776
Goodwill	-	(964,812)	(964,812)
Depreciation and amortization	11,286	(-)	11,286
State tax deductions	-	(14,631)	(14,631)
Total non-current deferred tax assets	$4,030,464	$(979,443)	$3,051,021

Note 8: Income Taxes (continued)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. The Company had no unrecognized tax benefits and related interest and penalties expenses.

Currently, the Company is not under examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2018.

Note 9: Leases

Effective July 1, 2019, the Company adopted ASC 842, Leases. Under the effective date transition method selected by the Company, leases existing at, or entered into after July 1, 2020 were required to be recognized and measured.

At June 30, 2021, the Company has one lease in New York which will expire on January 31, 2024. The discount factor used is 3.375% per annum.

The undiscounted maturity of the future lease payments under the lease agreements as of June 2021 are as follow:

	Lease payment
Financial year 2022	$345,667
Financial year 2023	345,667
Financial year 2024	174,493
Total undiscounted lease payments	865,827
Less imputed interest	(36,706)
Total lease liabilities	**$829,121**

The Company has undrawn credit through AIML to the maximum of $250,875 from Barclays bank to support the lease commitments.

Note 10: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2021, the Company had net capital of $5,487,004, which was $5,038,820 in excess of its required net capital of $448,184. The Company's net capital ratio was 1.23 to 1.

Note 11:   Litigation

There are no ongoing litigation cases as at June 30, 2021.

Note 12:   Subsequent Events

Management has evaluated subsequent events through September 3, 2021, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2021

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO THE UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2021

Total stockholder's equity	$	9,687,619
Additions		
Allowable credits – discretionary bonus accrual		3,421,087
Deductions		
Non allowable assets		
Receivables from affiliates		3,809
Property and equipment, net		21,397
Trade and other receivables		479
Prepaid expenses		44,996
Goodwill		4,500,000
Net deferred tax asset		3,051,021
Total non-allowable assets		7,621,702
Net capital	$	5,487,004
Aggregate indebtedness		
Accrued expenses		437,740
Accrued compensation		72,423
Payable to affiliates – income taxes payable		3,022,792
Payable to affiliates		2,766,514
Payable to affiliates – share-based payments		363,343
Lease liability		59,941
Total aggregate indebtedness	$	6,722,753
Computation of basic net capital requirement		
Computed minimum net capital required (6.6667% of aggregate indebtedness)	$	448,184
Minimum dollar net capital requirement	$	5,000
Excess net capital ($5,487,004 - $448,184)	$	5,038,820
Percentage of aggregate indebtedness to net capital		122.52%

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO THE UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2021

Reconciliation with Company's computation included in part II of Form X-17A-5 as of June 30, 2021

Net capital, as reported in Company's part II Amended FOCUS report as filed on September 3, 2021	$	5,487,004
Net capital per the preceding calculation	$	5,487,004

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE & PAB RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2021

None, as the Company is exempt from rule 15c3-3 pursuant to its reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2021

None, as the Company is exempt from rule 15c3-3 pursuant to its reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
EXEMPTION REPORT
JUNE 30, 2021

Ashmore Investment Management (US) Corporation (the "Company") is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is not claiming an exemption from §240.15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Company is engaged in the following types of business:

    a. Mutual fund underwriter or sponsor (this activity does not involve firm commitments);
    b. Mutual fund retailer;
    c. Private placement of securities; and
    d. Provide advisory services related to emerging markets.

3. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Jonathan Kim, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Jonathan Kim, CFO
Ashmore Investment Management (US) Corporation



Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Ashmore Investment Management (US) Corporation (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: mutual fund underwriter or sponsor (this activity does not involve firm commitments), mutual fund retailer, private placement of securities and provide advisory services related to emerging markets, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG

George Town, Cayman Islands

September 3, 2021